December 27, 2017

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Global Total Return Fund

Post-Effective Amendment No. 37 to the Form N-1A Registration Statement under the Securities Act of 1933; Amendment No. 45 to the Form N-1A Registration Statement under the Investment Company Act of 1940 Securities Act Registration No. 033-63943

Investment Company Act No. 811-04661

Dear Mr. Zapata:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on October 10, 2017 on behalf of Prudential Global Total Return Fund, Inc. (the Registrant) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the Securities Act of 1933 (1933Act) solely for the purpose of adding two new classes of shares to the Prudential Global Total Return Fund (the Fund), which is a series of the Registrant. The new classes of shares are known as Class R2 and Class R4.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on November 28, 2017 with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Mr. Alberto Zapata prior to the effectiveness of the Amendment.

Response: The Staff’s comments and the Registrant’s responses thereto, will be submitted and filed on

EDGAR as Correspondence, addressed to you, prior to the effectiveness of the Amendment.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class R2 and R4 shares for the Fund.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class R2 and Class R4 shares of the Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

6. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” please consider revising all whole numbers in this and other numeric tables so that all whole numbers are followed by “.00.” Example: please revise the figure 1% so that it reads 1.00%.

Response: The requested revisions have been made in the Prospectus, as well as in the SAI.

COMMENTS ON THE PROSPECTUS:

7. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure should provide more detail or specificity as to the types of debt instruments in which the Fund will invest.

Response: In response to this comment, the discussion of Principal Investment Strategies appearing in the Fund Summary has been revised.

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states, in relevant part that the Fund “…normally invests at least 65% of its total assets in income-producing debt securities of US and foreign corporations….” In light of the requirements of the Fund Names Rule (Rule 35d-1) this policy would not satisfy the rule, since US holdings would be included and the use of the word “global” in the name of the Fund would require that the Fund’s non-US holdings be at least 40% of the Fund’s assets. Please explain how the Fund complies with the Fund Names Rule if it does not invest at least 40% of its assets in non-US holdings.

Response: We note that Rule 35d-1 under the 1940 Act does not apply to the term “global”, which the Staff has stated “connote[s] diversification among investments in a number of different countries throughout the world.” (Release No. 24828). In view of the Staff’s position, the prospectus includes disclosure stating, in relevant part: “…the Fund may invest in countries anywhere in the world, and normally invests at least 65% of its total assets in income-producing debt securities of US and foreign corporations and governments, supranational organizations, semi-governmental entities or government agencies, authorities or instrumentalities, investment-grade US or foreign mortgages and mortgage-related securities and US or foreign short-term and long-term bank debt or bank deposits.” We believe that this disclosure satisfies the Staff’s position on the use of the word “global.”

9. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states, in relevant part, that “[t]he Fund invests in securities of emerging market countries.” Please disclose how the Fund defines “emerging market countries.”

Response: In response to this comment, disclosure explaining how the Fund defines “emerging market countries” has been included in the section of the Prospectus entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies.”

10. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states, in relevant part that “[t]he subadviser looks at fundamentals to identify relative value.” Please explain and/or expand on what this means.

Response: In response to this comment, additional explanation has been included in the relevant discussion in the Fund Summary.

11. Comment: If the Fund invests more than 25% of its net assets in the sovereign debt of a single country, this should be disclosed.

Response: The Fund does not invest more than 25% of its net assets in the sovereign debt of a single country.

12. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the reference to “junk bonds” should also indicate or disclose that investments in junk bonds are speculative.

Response: The discussion of junk bonds in the Fund Summary has been revised to denote that investments in these securities are speculative in nature.

13. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Risks,” risk disclosure pertaining to derivatives is included. Since derivatives risk has been included as a principal risk, there should be corresponding discussion of the use of derivatives as a principal investment strategy of the Fund in the discussion of principal investment strategies in the Fund Summary.

Response: Derivatives are not a principal investment strategy of the Fund.

14. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Risks,” risk disclosure pertaining to investments in Puerto Rico and/or the US Virgin Islands should be included if the Fund invests in either Puerto Rico or the US Virgin Islands. Also, please disclose supplementally the amount of the Fund’s exposure to such debt.

Response: The Fund does not invest in securities issued by Puerto Rico or the US Virgin Islands.

15. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please carry through into this section any comments relating to the Fund Summary that would be applicable to this section.

Response: Confirmed.

16. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” selected language from the discussion of “Derivative Strategies” should be included in the discussion of principal investment strategies in the Fund Summary.

Response: Because Derivatives are not a principal investment strategy of the Fund, we respectfully decline to include disclosure pertaining to derivatives in the discussion of the Fund’s principal investment strategies appearing in the Fund Summary.

17. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” the securities and/or investments listed below should also be discussed in the discussion of principal investment strategies in the Fund Summary if principal:

--Zero Coupon Bonds
--Stripped Securities
--Adjustable/Floating Rate Securities
--Loan Participations and Assignments
--Repurchase Agreements
--Reverse Repurchase Agreements
--Dollar Rolls
--Short Sales

Response: Because none of the securities and/or investment strategies listed above are principal investment strategies of the Fund, we respectfully decline to include disclosure pertaining to these securities and/or investment strategies in the discussion of the Fund’s principal investment strategies appearing in the Fund Summary.

18. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” in the table entitled “Principal & Non-Principal Strategies,” please consider including in the Fund Summary the percentage investment limits which appear in this table which are applicable to the Fund’s principal investment strategies. Also, please differentiate in the table the principal and non-principal strategies.

Response: Upon review, we believe that the existing presentation and order complies with the requirements of Form N-1A, and therefore we respectfully decline the Staff’s comment.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel